FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 11, 2004 (“O2 to Offer Xda II With BlackBerry Connectivity")	Page No 2

Document 1

March 11, 2004

FOR IMMEDIATE RELEASE

O2 to Offer Xda II With BlackBerry Connectivity

Slough, United Kingdom and Waterloo, Canada - O2 and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable BlackBerry®connectivity support on the Xda II later this year.

With support for BlackBerry connectivity, Xda II users will benefit from the ease of information access and enhanced security capabilities that the BlackBerry platform provides, together with all the functionality of the Xda II including tri-band mobile phone, color screen, camera, entertainment, games and video, Internet access and Microsoft Windows Mobile™ software.

Customers will no longer need to proactively think about downloading their email on their Xda II device. BlackBerry’s always-on connectivity and push-based technology will automatically deliver email directly to and from the user’s Xda II. BlackBerry integrates with a wide range of email systems, including Microsoft® Exchange, IBM Lotus® Domino™ and popular ISPs, which will enable the Xda II to be a mobile inbox.

Laurence Alexander, Products Director O2 UK said: “It is important to provide the best possible choice for our customers, and users will be able to use the industry-leading wireless communications solution offered by BlackBerry, along with the functionality and flexibility of the Xda II. This package offers an ideal solution, whatever their wireless needs.”

Mark Guibert, Vice President, Corporate Marketing at RIM said: “We are pleased to be working with O2 to provide our end-user customers with greater wireless device choice to suit their individual needs, while enabling IT departments to leverage their existing BlackBerry infrastructure.”

Through RIM’s BlackBerry Connect™ licensing program, corporate customers using the Xda II will be able to connect to BlackBerry Enterprise Server™ using the same secure, wireless architecture and infrastructure that has made BlackBerry such a success in the enterprise sector. The Xda II will also be able to connect to BlackBerry Web Client™ services for individuals and smaller businesses.

The Xda II provides full-color, Internet and email access, Microsoft Windows Mobile™, a personal organizer, a built in tri-band mobile phone, games and video access. The Xda II includes Bluetooth and optional Wireless LAN capabilities, as well as an integrated camera.

O2 Roaming

O2 UK currently has GPRS roaming agreements in over 50 countries including Europe, North America and the Far East. For a list of O2 roaming networks see the O2 web site www.o2.co.uk.

About O2

O2 aims to enrich customer’s lives by enabling them to get the most from their mobile. As a leading provider of mobile services to consumers and businesses in the UK, O2 offers a range of services including text, media messaging, games, always on data connections (via “GPRS”) and much more. Other services under development include music over mobile and mobile video. O2 is the UK market leader in mobile data services such as text, with over half a billion messages being sent by O2 customers each month. O2 has approximately 13 million customers in the UK.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts: Sally Beamand O2 Press Office 07734 096 300 Sally.beamand@O2.com
Catriona Biggart / Charlotte Greaves / Simon Watts Cohn & Wolfe for O2 020 7331 5300 catriona_biggart@uk.cohnwolfe.com
RIM North America, Asia Pacific, Latin America: Courtney Flaherty Brodeur Worldwide for RIM +1 (212) 771-3637 cflaherty@brodeur.com
RIM Europe: Tilly Quanjer Senior Communications Manager, RIM +44 (0)1784 223987 tquanjer@rim.com
Investor Contact: RIM Investor Relations +1 (519) 888-7465 investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 11, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance